Exhibit 21.1

SAFEPOINT HOLDINGS, INC. LEGAL ENTITIES

As of May 8, 2026

Name	Jurisdiction
Safepoint Insurance Company	Florida
Cajun Underwriters Holdings LLC	Delaware
Cajun Underwriters Risk Management LLC	Delaware
Manatee Risk Management LLC	Florida
Insight Risk Solutions LLC	Florida
Pompano Re Ltd.	Bermuda
Bobcat Re Ltd.	Bermuda
Canal Re Ltd.	Bermuda
Tarpon Ltd.	Bermuda
Safepoint MGA, LLC	Florida
Farpoint Holdings, LLC	Florida
Farpoint Operations, Ltd.	United Kingdom